UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Health Grades, Inc.

(Name of Subject Company (Issuer))

Mountain Acquisition Corp.

(Name of Filing Persons - Offeror)

Mountain Merger Sub Corp.

(Name of Filing Persons - Offeror)

Vestar Capital Partners V, L.P.

(Name of Filing Persons - Other)

Common Stock, par value $0.001 per share

(Title of Class Securities)

42218Q102

(CUSIP Number of Class of Securities)

Steven Della Rocca

c/o Mountain Acquisition Corp.

245 Park Avenue, 41st Floor

New York, New York 10167

(212) 351-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Michael Movsovich

Kester Spindler

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	N/A	Filing Party:	N/A
	Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Mountain Merger Sub Corp., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Mountain Acquisition Corp., a Delaware corporation (“Parent”), for all of the outstanding common stock of Health Grades, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated July 27, 2010, as amended by Amendment No. 1, dated August 9, 2010, by and among Parent, Purchaser, Mountain Acquisition Holdings, LLC and the Company (“Amendment No. 1”).  Parent is controlled by affiliates of Vestar Capital Partners V, L.P.

On August 9, 2010, Parent, Purchaser, Mountain Acquisition Holdings, LLC and the Company amended Section 2.l(d)(i) of the Merger Agreement to provide that, subject to the terms and conditions of the Merger Agreement, as amended, and the Offer, the Offer will initially be scheduled to expire at 9:00 AM, New York City time on the date that is the later of (A) twenty (20) business days (for this purpose calculated in accordance with Rule 14d 1(g)(3) promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date the Offer is commenced (within the meaning of Rule 14d 2 promulgated under the Exchange Act), and (B) thirty-one (31) business days after the date of the issuance of the press release announcing the execution of the Merger Agreement.  Amendment No. 1 was filed as Exhibit 4 to the Schedule 13D amendment filed by Parent, Purchaser and certain other reporting persons, on August 9, 2010.

This filing is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Merger Sub will file a Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal, and other offer documents) with the U.S. Securities and Exchange Commission (“SEC”), and the Company will file a Schedule 14D-9 Solicitation/Recommendation Statement, with respect to the offer. Holders of shares of the Company are urged to read the relevant tender offer documents when they become available because they will contain important information that holders of the Company’s securities should consider before making any decision regarding tendering their securities.  Those materials will be made available to the Company’s stockholders at no expense to them.  In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site at www.sec.gov.